U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number: 0-50488

WESTERN WIND ENERGY CORP.

(Exact name of registrant as specified in its charter)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(604) 781-4192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

NEWS RELEASE

TORONTO, Ontario - November 15, 2004. Clean Power Income Fund (CLE.UN:TSX) ("Clean Power" or "the Fund") and Western Wind Energy Corp. (WND:TSXV) ("Western Wind") today announced that they have executed a Joint Venture Agreement (the "Agreement") to develop, construct, finance and operate a 20 MW wind power generating facility in Grand Manan, New Brunswick.

Under the terms of the Agreement, Clean Power will invest $7 million to acquire a 50 percent stake in the power generating facility, subject to due diligence and documentation. Over the 20-year term of the power purchase agreement that has been negotiated with New Brunswick Power, the facility is expected to produce revenue in excess of C$90 million. The $31.2 million facility is scheduled for completion and commissioning by the end of 2005.

As part of its mandate under the Agreement, Clean Power will negotiate a $22.5 million 20-year senior debt facility that will be used to fund the construction and operation of the plant.

Western Wind will act as the construction manager, and upon completion, as operator of the facility. The project has received federal and provincial environmental impact assessment approvals to proceed with construction and operation.

As part of the Agreement, Clean Power has been granted a three-year right of first offer and negotiation on any further projects that Western Wind may develop in North America. Currently, Western Wind is developing a further 515 MW in North America.

"Western Wind's track record and depth of knowledge in the development of wind energy projects in North America provide significant value to Clean Power's growth strategy," noted Stephen Probyn, Chief Executive Officer of Clean Power Inc., manager of the Fund. "This Agreement offers us opportunities not only to increase and diversify our investment in Canada's renewable energy sector, but also to add substantially to our existing participation in windpower over the coming years."

"Clean Power Income Fund is a national leader in renewable energy production having a distinguished reputation in diversified green energy technologies", stated Jeff Ciachurski, President of Western Wind. "As an emerging public wind energy operating and development company, Western Wind is proud to be in partnership with Clean Power."

About Clean Power Income Fund

Clean Power is a leading North American renewable power income fund with 42 diversified renewable projects across North America generating over 1.6 billion kW hours per year from 347 MW of environmentally preferred technologies. Clean Power invests only in power generating assets that use renewable energy sources such as water, wind, wood waste and landfill gas. Clean Power is the first income fund to be certified under Canada’s Environmental ChoiceM Program.

About Western Wind Energy

Western Wind Energy Corporation develops wind energy projects in the southwestern United States and eastern Canada. Currently, Western Wind has 535 MW of wind energy under development, including the first ever wind energy power purchase agreement executed in the State of Arizona and the Province of New Brunswick.

ON BEHALF OF THE BOARD OF DIRECTORS
OF WESTERN WIND ENERGY CORPORATION

"SIGNED"
Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

For Information Contact:

Clean Power Income Fund Western Wind

Stephen Probyn Jeffrey Ciachurski

President and Chief Executive Officer President

Clean Power Inc. Western Wind Energy Corporation

(416) 777-2800 ext.224 (604) 781-4192

info@cleanpowerincomefund.com westernwind@shaw.ca

www.cleanpowerincomefund.com www.westernwindenergy.com

NEWS RELEASE

November 23, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 14,439,274
Including 950,000 escrow shares

The Company announces that the Company is repricing the units being offered in the non-brokered private placement announced October 12, 2004. The price per unit is being decreased from $1.65 to $1.50. The exercise price of each unit is also decreased from $2.00 to $1.80 in the first year and from $2.35 to $2.10 in the second year.

The private placement remains subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN WIND ENERGY CORP.
(Registrant)

Date: November 30, 2004	By:
Jeffrey J. Ciachurski, President, CEO and Director